FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of  March  2010

SANTANDER UK PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

15 March 2010

Alliance & Leicester plc (“A&L”) and Santander UK plc (“Santander UK”)

PROPOSED EXCHANGE OF A&L PREFERENCE SHARES FOR NEW SANTANDER UK PREFERENCE SHARES

Posting of Scheme Document and Prospectus

On 26 February 2010, A&L and Santander UK announced that the holders of the Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares of A&L (the “A&L Preference Shares”) (ISIN XS0254788515) would be given the opportunity to exchange their A&L Preference Shares for new preference shares to be issued by Santander UK (the “New Santander UK Preference Shares”) by means of a scheme of arrangement under Part 26 of the Companies Act 2006 (the “Preference Scheme”).

A&L and Santander UK today announce that the following documents were posted to the registered holders of the A&L Preference Shares and the registered holders of A&L ordinary shares on 12 March 2010:

(i)
the scheme document (the “Scheme Document”) setting out the terms of the Preference Scheme and containing notices calling a court-convened meeting of the holders of the A&L Preference Shares, a general meeting of A&L, and a class meeting of holders of A&L Preference Shares (the “Meetings”); and

(ii)	the prospectus issued by Santander UK in relation to the New Santander UK Preference Shares (the “Prospectus”).

If all of the conditions to the Preference Scheme (which will include approval by holders of the A&L Preference Shares, holders of the A&L ordinary shares and the Court) are satisfied or, where applicable, waived, the Preference Scheme is expected to become effective on 28 April 2010 (the “Effective Date”).

If you hold A&L Preference Shares through Euroclear or Clearstream in uncertificated form and wish to vote in respect of the Preference Scheme, Electronic Voting Instructions must be delivered to the Tabulation Agent through and in accordance with the procedures of Euroclear and Clearstream by 5.00 p.m. (London time) on Friday 26 March 2010 (or such earlier deadline as may be specified by Euroclear or Clearstream). Please refer to the Scheme Document for more details about the procedure for delivering Electronic Voting Instructions.

The Meetings will be held at 2 Triton Square, Regent’s Place, London NW1 3AN on 30 March 2010. The court meeting of A&L Preference Shareholders will be held at 8:45 a.m., the general meeting of A&L at 8:50 a.m. (or as soon as the court meeting has been concluded or adjourned) and the class meeting of holders of A&L Preference Shares at 8:55 a.m. (or as soon as the court meeting and the general meeting have been concluded or adjourned).

The results of each meeting will be publicly announced via a Regulatory Information Service as soon as is practicable following the meeting, and by no later than 8.00 a.m. on the business day following the meeting.

Copies of the Scheme Document and Prospectus are available for inspection during normal business hours on any business day at 2 Triton Square, Regent’s Place, London NW1 3AN, as soon as practicable after this announcement up to and including the Effective Date (or, if applicable, the date the Preference Scheme lapses or is withdrawn) and are available on request by email to: santander@lucid-is.com.

Copies of the Scheme Document and Prospectus will also be available for inspection at the following URL and at the Document Viewing Facility of the UK Listing Authority from 15 March 2010.

http://www.rns-pdf.londonstockexchange.com/rns/5372I_-2010-3-12.pdf

http://www.rns-pdf.londonstockexchange.com/rns/5372I_1-2010-3-12.pdf

UBS Limited is acting as Advisor to Santander UK in relation to the Preference Scheme.

If you have any questions relating to the Scheme Document or the Prospectus, please contact the Solicitation Agent:

Mark T. Watkins        +44 20 7567 0525              mark-t.watkins@ubs.com

Eva Porz                   +44 20 7567 4785              eva.porz@ubs.com

For legal reasons, UBS will not be able to provide advice on the merits of the Preference Scheme or give any financial or tax advice.

If you have any questions relating to the procedures for participating in the Preference Scheme, please contact the Tabulation Agent:

Yves Theis                 +44 20 7704 0220             santander@lucid-is.com

This announcement does not constitute or form part of, and should not be construed as, an offer or invitation to sell, or any solicitation of any offer to purchase securities and does not constitute a prospectus or prospectus equivalent document. The distribution of this announcement in jurisdictions other than the UK may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, any such restrictions.  Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.  A&L will not incur any liability for its own failure or the failure of any other person to comply with the provisions of any such restrictions.

This announcement is not an offer for sale of, or a solicitation to purchase or subscribe for, any securities in the United States.  The New Santander UK Preference Shares will not be registered under the US Securities Act of 1933 (the "Securities Act"), as amended, in reliance upon the exemption from the registration requirements of the Securities Act.  Neither the US Securities Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed judgement upon the adequacy or accuracy of this announcement. Any representation to the contrary is a criminal offence in the United States.

This announcement contains “forward-looking” statements. In particular, this announcement includes a statement regarding the expectation that, subject to the satisfaction of certain conditions, the Preference Scheme is expected to become effective on 28 April 2010. No assurance can be given that the Preference Scheme will, in fact, become effective or become effective on such date.

The forward-looking statements contained in this announcement speak only as of the date of this announcement. A&L and Santander UK disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in its expectations or any change in events, conditions or circumstances on which such statements are based unless required to do so by applicable law, the Prospectus Rules, the Listing Rules or the Disclosure and Transparency Rules of the Financial Services Authority.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 15 March 2010	By / s / Jessica Petrie (Authorised Signatory)